Exhibit 99.2

COMPENSATION COMMITTEE CHARTER

Adopted May 14, 2007

1.	Membership

The board of directors (the “Board”) of Tully’s Coffee Corporation (the “Company”) will appoint from among its members a Compensation Committee (the “Committee”) and will designate one such member to serve as the chairman of the Committee. The Committee will consist of at least two members, each of whom must be determined by the Board to be independent under all applicable rules, including the Nasdaq listing standards. In addition, a person may serve on the Compensation Committee only if he or she is (a) a “Non-Employee Director” as defined in Rule 16b-3 under the Securities Exchange Act of 1934 and (b) an “outside director” as defined in regulations under Section 162(m) of the Internal Revenue Code of 1986.

2.	Purposes

The primary purposes of the Committee are to:

2.1.	Assist the Board in fulfilling its responsibilities relating to the design, administration and oversight of employee compensation programs and benefit plans.

2.2.	Discharge the Board’s duties relating to compensation of executive officers.

3.	Duties and Responsibilities

The Committee shall:

3.1.	Determine annual base and incentive compensation, equity incentives, benefit plans, perquisites and all other compensation for the chief executive officer and other executive officers. The chief executive officer may not be present during voting or deliberations regarding his or her compensation.

3.2.	Establish annual performance goals to be used in the executive and Company bonus plans.

3.3.	Evaluate the annual performance of the chief executive officer.

3.4.	Review the design, administration and effectiveness of the Company’s compensation programs and benefit plans and recommend to the Board the adoption and amendment of employee compensation programs and benefit plans.

3.5.	Exercise all authority delegated by the Board to the Committee under the Company’s compensation plans, including the authority to approve stock option grants and other equity awards.

3.6.	Obtain advice and assistance from internal and external legal, accounting, and other advisors or consultants as necessary or advisable to assist in the evaluation of compensation and benefit plans.

3.7.	Retain a consulting firm to assist in the evaluation of officer compensation if the Committee determines that the firm’s services are advisable and on terms and conditions the Committee determines.

3.8.	Review and approve the Compensation Committee Report for the Company’s proxy statement.

3.9.	Review and discuss with management the Compensation Discussion and Analysis disclosure required by Item 402(b) of Regulation S-K (the “CD&A”) and, based on the review and discussion, determine whether to recommend that the CD&A be included in the Company’s annual report on Form 10-K or proxy statement.

3.10.	Perform other functions assigned by the Board from time to time.

3.11.	Annually evaluate the performance of the Committee.

This Charter is intended to provide a set of flexible guidelines for the effective functioning of the Committee. The Committee may modify or amend this Charter and the authority and responsibilities of the Committee set forth herein at any time.

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